UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41540

Perfect Corp.

(Exact name of registrant as specified in its charter)

14F, No. 98 Minquan Road Xindian District

New Taipei City 231 Taiwan

+886-2-8667-1265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.10 per share

Class B Ordinary Shares, par value $0.10 per share

Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:

Class A Ordinary Shares: Zero (0)*

Class B Ordinary Shares: Zero (0)*

Warrants: Forty-six (46)**

* At the effective time of the merger of ProjectNY with and into the registrant on October 23, 2026, the continuing shares remained outstanding as ordinary shares, par value $0.10 per share, of the registrant without Class A or Class B designations. The shareholder count is five for those continuing ordinary shares.

** At the effective time of the merger on October 23, 2026, each outstanding whole warrant became exercisable for US$2.00 in cash, subject to valid exercise and payment of the applicable exercise price. As disclosed in the registrant’s Form 6-K furnished to the SEC on October 23, 2026, the exercise price is temporarily reduced to US$1.999647 per whole warrant for valid exercises through November 23, 2026. Thereafter, the exercise price reverts to US$11.50 per whole warrant, subject to adjustment under the applicable warrant agreement. The end of the reduced-price period does not itself cancel unexercised warrants, which remain subject to that agreement, including their contractual expiration at 5:00 p.m., New York City time, on October 28, 2027.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Perfect Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Perfect Corp.

Date: November 2, 2026	By:	/s/ Alice H. Chang
		Name:	Alice H. Chang
		Title:	Chief Executive Officer